Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

					Nine Months
	Fiscal Year Ended January 31,				Ended October 31,
	2013	2014	2015	2016	2016

	(in thousands, except ratios)
Earnings:
(Loss) before income taxes	$(3,663)	$(2,000)	$(6,912)	$(14,052)	$(10,117)
Add: Fixed charges	550	269	323	573	18

Total loss for computation of ratio	$(3,113)	$(1,731)	$(6,589)	$(13,479)	$(10,099)
Fixed charges:
Interest expense	$550	$269	$323	$573	$18

Total fixed charges	$550	$269	$323	$573	$18
Ratio of earnings to fixed charges	(0.18)	(0.16)	(0.05)	(0.04)	(0.00)